Exhibit 12.1

Wynn Las Vegas, LLC

Calculation of Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year ended December 31,
	2012	2011	2010	2009	2008	2007
Add:
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(88,848)	$(95,928)	$(348,638)	$(309,443)	$(130,060)	$123,423
Fixed charges	113,323	206,690	199,338	159,359	158,499	121,143
Amortization of capitalized interest	7,863	16,070	17,883	24,131	13,908	13,908
Distributed income of equity investees	368	390	—	368	788	1,227
Subtract:
Interest capitalized	—	—	596	—	80,398	33,592

Total Earnings	$32,706	$127,222	$(132,013)	$(125,585)	$(37,263)	$226,109

Interest expensed	$110,640	$201,339	$193,444	$157,228	$75,855	$86,090
Interest capitalized	—	—	596	—	80,398	33,592
Interest in rental expense	2,683	5,351	5,298	2,131	2,246	1,461

Total Fixed Charges	$113,323	$206,690	$199,338	$159,359	$158,499	$121,143

Earnings to Fixed Charges	—	—	—	—	—	1.87x
Deficiency Amount	$(80,617)	$(79,468)	$(331,351)	$(284,944)	$(195,762)	—